Exhibit 99.1

Arco Reports Fourth Quarter and Full Year 2021 Results

Arco delivers R$1,232.1 million in revenues and 36.0% adjusted EBITDA margin[1] for FY2021 and confirms the ACV for 2022 above guidance at R$1,560 million

São Paulo, Brazil, March 31, 2022 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the fourth quarter and full year ended December 31, 2021.

“We are excited with the conclusion of our 2022 commercial cycle and the outlook for the school year. As schools returned to in person classes and restrictions related to the COVID-19 pandemic were, and continue to be, gradually lifted, Arco resumed its growth trajectory, outpacing industry peers, as a result of our relentless pursuit of quality, superior value proposition and assertive go-to-market strategy. Our 2022 ACV bookings increased 46% year-over-year to R$1,560 million, above the guidance range provided in our 3Q21 earnings release, mainly driven by the healthy retention rate of our partner schools and price increase for our solutions, combined with robust organic growth for both our Core and Supplemental solutions, powered by our successful cross-selling initiatives. We are very confident we will be able to recognize revenues in line with ACV bookings as partner schools see their operations return to full capacity, and we expect another strong commercial cycle for 2023 as we now have the portfolio of Core solutions to cover all geographies, price points and methodologies across Brazil, together with our ability to service our partner schools with other relevant competencies covered in our Supplemental portfolio. On our integration agenda, we have the conviction that we are in the right path to become a more agile Company and deliver an even better user experience to our partner schools, students, and parents. Our commitment to efficiency led us to deliver the adjusted EBITDA margin for 2021 within the guidance, despite numerous challenges, and we believe this will allow us to improve profitability and cash generation this year and in the years to come. I would like to thank Arco’s team for their resilience and exceptional deliveries in such a difficult year”, said Ari de Sá Neto, CEO and founder of Arco.

Fourth Quarter 2021 Results

•	Net revenue of R$460.8 million

•	Gross profit of R$366.4 million

•	Adjusted EBITDA of R$224.4 million

•	Adjusted net income of R$88.7 million

Full Year Ended December 31, 2021 Results

•	Net Revenue of R$1,232.1 million

•	Gross Profit of R$937.7 million

•	Adjusted EBITDA of R$430.9 million

•	Adjusted Net Income of R$132.9 million

1 Businesses acquired in 2021 were not considered in the 2021 adjusted EBITDA margin guidance (MeSalva!, Eduqo, Edupass, COC and Dom Bosco).

Key Messages

•	Net revenues for the quarter were R$460.8 million, a 55% year-over-year increase, representing a 29.5% revenue recognition of 2022 ACV bookings. Core solutions totaled R$321.2 million (+42% YoY), while Supplemental solutions were R$139.6 million (+100% YoY). For the full year 2021, net revenues were 23% higher year-over-year, at R$1,232.1 million, with Core solutions totaling R$936.0 million (+11% YoY) and Supplemental solutions increasing 84% to R$296.1 million. Excluding the acquisitions concluded in 2021 (MeSalva!, Eduqo, Edupass and COC and Dom Bosco), net revenues increased 18% YoY in 2021.

•	Gross margin for 4Q21 improved 1.9 percentage points YoY to 79.5% as our initial integration initiatives relating to the integration and improvement of our supply chain processes started to produce positive results. Gross margin for 2021 was 76.1%, versus 77.9% in 2020, as the impacts of integration initiatives in 4Q21 were offset by the 259% increase in disposal of books related to student dropouts in partner schools that impacted 9M21 results. Excluding the effect of the increased level of disposals, 2021 gross margin was 77.5%.

•	Higher selling expenses excluding depreciation and amortization for 4Q21 (+53% YoY) and FY2021 (+35% YoY) reflect (i) expenses related to businesses acquired in 2021, and (ii) travel and marketing expenses, due to the resumption of traveling and marketing events, which are key to our commercial strategy. Excluding the effect of businesses acquired in 2021, selling expenses increased 40% in 4Q21 and 30% in 2021. Allowance for doubtful accounts increased 57% YoY in 4Q21 but decreased 23% YoY in 2021. Excluding businesses acquired in 2021, allowance for doubtful accounts increased 37% YoY in 4Q21, reflecting the increase in accounts receivables due to the strong commercial cycle for 2022, and decreased 27% YoY in 2021, reflecting improved cash collection processes.

1)	Excluding depreciation & amortization.

2)	Businesses acquired in 2021 (Me Salva!, Eduqo, Edupass, COC and Dom Bosco) and therefore not consolidated in the comparable period of last year.

•	The quality of Arco’s receivables profile and strong credit and collection processes reduced allowance for doubtful accounts back to historical levels. Throughout the COVID-19 pandemic, Arco supported its partner schools through the extension of payment terms. Delinquency also dropped to 4.1% in 2021, from 6.7% in 2020, and the coverage index remained at 13% in 2021 (flat versus 2020) and 15%, excluding receivables from transactions with no credit risk such as direct sales to parents using credit cards (also flat versus 2020).

Allowance for doubtful accounts (R$ MM)	4Q21	4Q20	YoY	3Q21	QoQ
Allowance for doubtful accounts	(10.1)	(6.5)	57%	(6.0)	69%
% of Revenues	-2.2%	-2.2%	0.0 p.p.	-3.3%	1.1 p.p.
Allowance for doubtful accounts adjusted for COVID impact¹	(10.1)	(4.4)	130%	(6.0)	69%
% of Revenues	-2.2%	-1.5%	0.7 p.p.	-3.3%	1.1 p.p.
1)	Calculated excluding COVID-19 impact on allowance for doubtful accounts to better reflect a normalized level of this line.

•	Higher G&A expenses excluding depreciation and amortization in 4Q21 and 2021 reflect (i) expenses related to businesses acquired in 2021, (ii) non-recurring third-party services related to these new businesses (mainly COC/Dom Bosco), and (iii) a fair value update related to Geekie’s SOP³ (management stock option plan). Excluding the impact of these businesses, G&A contracted 6% YoY in 4Q21 and increased 10% YoY in 2021. Excluding RSU expenses, G&A contracted 7% YoY in 4Q21 and increased 8% YoY in 2021 (contracted 17% YoY in 4Q21 and increased 4% YoY in 2021 excluding acquired businesses), reflecting initial efforts towards increased efficiency.

1)	Excluding depreciation & amortization.

2)	Businesses acquired in 2021 (MeSalva!, Eduqo, Edupass, COC and Dom Bosco) and therefore not consolidated in the comparable period of last year.

3)	When Arco acquired Geekie in 2016, as part of the transaction Arco acquired Geekie’s management future stake in Geekie, resulting from the exercise of their existing SOP. The fair value of the SOP is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest, resulting in the final transaction price, which are updated quarterly for Geekie’s most recent fair value, until its effective settlement in 2022. As a result of Geekie’s recent strong commercial performance, its updated fair value impacted both the SOP and accounts payable to selling shareholders.

•	Adjusted EBITDA was R$224.4 million in 4Q21, +78% YoY, and R$430.9 million in 2021, +13% YoY. As a result, the adjusted EBITDA margin was 48.7% in the quarter versus 42.5% in 4Q20, and 35.0% in 2021 versus 38.0% in 2020. Excluding the effect of businesses acquired in 2021, which were not included in the margin guidance, adjusted EBITDA margin for 2021 was 36.0% for 2021, within the 35.5% and 37.5% margin guidance.

•	Adjusted net income in 4Q21 was R$88.7 million, 25% above 4Q20, with an adjusted net margin of 19.2%. In 2021, adjusted net income totaled R$132.9 million, 32% below 2020, impacted by lower revenue recognition in the first 9 months of 2021 and higher finance expenses, leading to an adjusted net margin of 10.8%. For purposes of the calculation of adjusted net income for 2021, we have excluded certain adjustments that we applied to the calculation of adjusted net income for prior periods. These adjustments will not be applied to the calculation of adjusted net income going forward. The adjustments are as follows: (i) Interest on acquisition of investments linked to a fixed rate, as it is similar to the cost of a finance line in which proceeds are used in M&A activities; (ii) Foreign exchange on cash and cash equivalents, as it is part of Arco’s cash management as an FPI; and (iii) Share of loss of equity-accounted investees, as despite not being controlled by Arco, these businesses are strategic to the company. We believe that eliminating these adjustments from our calculation of adjusted net income for 2021 and going forward does not impact investors’ ability to assess our operational results. We note that we have not retroactively restated net adjusted income for periods prior to 2021, but that we are excluding these adjustments from adjusted net income for 4Q20 and 2020 as indicated/ presented in this press release for comparison purposes only.

•	Arco delivered a healthy operating profit in 2021, but the year required strategical use of cash with a long-term mindset. Cash flow from operations was mainly impacted by working capital: (i) higher receivables reflect the strong growth for 2022 and the addition of COC & Dom Bosco to the portfolio; and (ii) higher inventory as a result of the student dropouts at our partner schools associated with the COVID-19 pandemic. The free cash flow was impacted by higher CAPEX as: (i) despite lower-than-expected revenues in 2021, our investment plan for content development and technology remained a priority as we prepared to benefit from the expected positive scenario post- COVID-19 pandemic; and (ii) we had a one-time PP&E addition due to a temporary change to the financing format of one of Geekie’s product, initial investments in COC & Dom Bosco and ArcoTech.

Quarter analysis

Free cash flow (R$ MM)	4Q21	4Q20	YoY	3Q21	QoQ
Cash generated from operations	(138.4)	(49.9)	177%	74.1	-287%
(-) Income tax paid	(1.9)	(4.6)	-59%	(19.2)	-90%
(-) Interest paid on lease liabilities	(0.8)	(0.9)	-15%	(0.9)	-16%
(-) Interest paid on investment acquisition	(8.4)	(0.1)	n.a.	(1.0)	719%
(-) Interest paid on loans and financing	(6.9)	(3.6)	93%	(5.5)	26%
(-) Payments for contingent consideration	(3.5)	(5.8)	-40%	-	-
Cash Flow from Operating Activities	(159.8)	(65.0)	146%	47.6	-436%
(-) Acquisition of property, plant and equipment	(50.5)	(5.2)	880%	(4.0)	1,160%
(-) Acquisition of intangible assets	(46.6)	(33.8)	38%	(35.2)	32%
Free cash flow	(257.0)	(103.9)	147%	8.4	n.a.

Annual analysis

Free cash flow (R$ MM)	2021	2020	YoY
Cash generated from operations	138.2	212.6	-35%
(-) Income tax paid	(72.6)	(95.1)	-24%
(-) Interest paid on lease liabilities	(3.3)	(2.1)	57%
(-) Interest paid on investment acquisition	(13.7)	(0.2)	n.a.
(-) Interest paid on loans and financing	(20.3)	(13.4)	51%
(-) Payments for contingent consideration	(3.8)	(9.5)	-60%
Cash Flow from Operating Activities	24.5	92.4	-73%
(-) Acquisition of property, plant and equipment	(60.1)	(10.8)	455%
(-) Acquisition of intangible assets	(151.3)	(96.8)	56%
Free cash flow	(186.9)	(15.3)	n.a.

Trade Receivables - Aging (R$ MM)	4Q21	4Q20	YoY	3Q21	QoQ
Neither past due nor impaired	567.5	360.7	57%	246.7	130%
1 to 60 days	15.4	26.2	-41%	34.8	-56%
61 to 90 days	8.4	10.0	-16%	13.0	-35%
91 to 120 days	10.3	10.5	-2%	10.7	-4%
121 to 180 days	16.3	18.9	-14%	14.5	13%
More than 180 days	62.5	52.4	19%	62.7	0%
Trade receivables	680.4	478.7	42%	382.3	78%

Days of sales outstanding	4Q21	4Q20	YoY	3Q21	QoQ
Trade receivables (R$ MM)	680.4	478.7	42.1%	382.3	78.0%
(-) Allowance for doubtful accounts	(87.1)	(63.4)	37.4%	(77.1)	13.0%
Trade receivables, net (R$ MM)	593.3	415.3	42.9%	305.1	94.4%
Net revenue LTM pro-forma¹	1,328.3	1,079.7	23.0%	1,078.5	23.2%
Adjusted DSO	163	140	16.1%	103	57.9%
1)	Calculated as net revenues for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

CAPEX (R$ MM)¹	4Q21	4Q20	Var. YoY	3Q21	Var. QoQ
Acquisition of intangible assets	46.6	33.8	38%	35.2	32%
Educational platform - content development	6.6	2.4	175%	11.5	-42%
Educational platform - platforms and educational technology	25.0	22.8	10%	10.5	138%
Software	13.2	5.8	129%	10.7	23%
Copyrights and others	1.8	2.8	-36%	2.5	-29%
Acquisition of property, plant and equipment	50.5	5.1	888%	4.0	1160%
TOTAL	97.1	38.9	150%	39.2	148%
1)	Excluding the effect of business combinations.

CAPEX (R$ MM)¹	2021	2020	Var. YoY
Acquisition of intangible assets	151.3	96.8	56%
Educational platform - content development	75.5	51.3	47%
Educational platform - platforms and educational technology	23.2	14.9	56%
Software	43.6	22.1	97%
Copyrights and others	9.0	8.6	5%
Acquisition of property, plant and equipment	60.1	10.8	455%
TOTAL	211.4	107.6	96%

•	Arco’s corporate restructuring is ongoing. We expect to incorporate the recently acquired COC/Dom Bosco in 2022, followed by Pleno and Escola da Inteligência. As we keep incorporating other businesses into CBE (Companhia Brasileira de Educação e Sistemas de Ensino, our wholly owned entity which incorporates acquired businesses) we will be able to capture additional tax benefits and therefore expect to further reduce our effective tax rate, currently at 17.8% for 2021 (versus 25.5% for 2020).

Intangible assets - net balances (R$ MM)	4Q21	4Q20	YoY	3Q21	QoQ
Business Combination	2,992.4	2,395.8	25%	2,334.6	28%
Trademarks	488.7	449.0	9%	437.3	12%
Customer relationships	274.7	283.8	-3%	261.4	5%
Educational system	242.0	231.8	4%	209.6	15%
Softwares	11.0	6.3	75%	11.4	-4%
Educational platform	6.9	13.1	-47%	5.7	20%
Others¹	19.3	17.5	10%	16.4	18%
Goodwill	1,949.9	1,394.4	40%	1,392.8	40%
Operational	265.2	153.9	72%	206.5	28%
Educational platform²	192.0	113.0	70%	141.7	36%
Softwares	61.7	29.3	110%	53.0	16%
Copyrights	11.4	11.4	1%	11.8	-3%
Customer relationships	0.1	0.1	-44%	0.1	-17%
TOTAL	3,257.6	2,549.6	28%	2,541.2	28%

Amortization of intangible assets (R$ MM)	4Q21	4Q20	YoY	3Q21	QoQ
Business Combination	(59.5)	(52.0)	14%	(55.7)	7%
Trademarks	(7.3)	(5.2)	40%	(6.5)	13%
Customer relationships	(9.7)	(6.5)	49%	(8.6)	13%
Educational system	(9.4)	(7.3)	29%	(8.1)	16%
Softwares	(0.5)	(0.7)	-35%	(0.9)	-49%
Educational platform	(0.1)	(0.1)	83%	(0.3)	-54%
Others¹	(0.5)	(2.1)	-73%	(1.3)	-58%
Goodwill	(31.9)	(30.1)	6%	(30.1)	6%
Operational	(27.2)	(15.1)	80%	(22.8)	19%
Educational platform²	(19.8)	(9.4)	110%	(16.3)	21%
Softwares	(4.5)	(3.9)	17%	(4.5)	1%
Copyrights	(2.0)	(1.8)	12%	(2.0)	0%
Customer relationships	(0.9)	(0.0)	n/a	-	n/a
TOTAL	(86.6)	(67.1)	29%	(78.5)	10%
1)	Non-compete agreements and rights on contracts.

2)	Includes content development in progress.

Amortization of intangible assets (R$ MM)	Impacts P&L	Originates tax benefit	Amortizations with tax benefit in 4Q21²
			Amortization	Tax benefit	Impact on net income
Business Combination			(47,2)	16,0	(31,1)
Trademarks	Yes	Yes²	(4,1)	1,4	(2,7)
Customer relationships	Yes	Yes²	(5,3)	1,8	(3,5)
Educational system	Yes	Yes²	(5,1)	1,7	(3,4)
Educational platform	Yes	Yes²	(0,2)	0,1	(0,1)
Others¹	Yes	Yes²	(0,5)	0,2	(0,3)
Goodwill	No	Yes²	(31,9)	10,9	(21,1)
Operational	Yes	Yes	(27,2)	9,2	(17,9)
TOTAL			(74,3)	25,3	(49,1)
1)	Non-compete agreements and rights on contracts.

2)	Amortizations are tax deductible only after the incorporation of the acquired business. In 4Q21, 29% of the balance of the intangible assets from business combinations generates tax benefits.

Amortization of intangible assets from business combination that generate tax benefit - schedule (R$ MM)	Businesses with current tax benefit					Undefined¹
	2022	2023	2024	2025	2026 +
Trademarks	19	20	20	20	277	128
Customer relationships	21	25	25	25	59	111
Educational system	25	27	27	27	106	32
Software license	-	-	-	-	-	11
Rights on contracts	1	1	1	1	3	1
Others	2	2	2	1	1	10
Goodwill	202	239	234	230	382	514
Total	270	314	308	303	828	808
Maximum tax benefit	92	107	105	103	281	275
1)	Businesses with future tax benefit (incorporation process to begin).

Amortization of intangible assets from business combination that generate tax benefit - schedule (R$ MM)	Businesses with current tax benefit					Undefined¹
	2022	2023	2024	2025	2026 +
NAVE	8	9	9	9	8	-
P2D²	82	126	126	126	227	-
Positivo	170	170	170	169	593	-
Other Companies	10	10	4	0	0	808
Total	270	314	308	303	828	808
Maximum tax benefit	92	107	105	103	281	275
1)	Businesses with future tax benefit (incorporation process to begin).

2)	Refer to COC and Dom Bosco solutions acquired in 2021.

•	Arco’s cash and cash equivalents plus financial investments position of R$1,184 million is currently adequate to meet obligations for the year of R$1,028 million in debt and accounts payable to selling shareholders. Arco finished the period with a Net Debt/Adjusted EBITDA of 3.9x and we expect this ratio to gradually decrease as Arco generates more cash on the back of stronger results. As a subsequent event, on January 3, 2022, Arco repaid a loan in full through one of its subsidiaries in the amount of R$202 million.

1)	Sum of cash and cash equivalents and short-term financial investment.

2)	On November 30, 2021, the Company issued convertible senior notes in the aggregate principal amount of US$150 million with a value per share of $1.00, equivalent to R$ 825,285. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. For the purposes of the chart above such convertible was not considered a future disbursement, as we considered its actual conversion into shares.

•	We had a very strong commercial cycle outcome for the 2022 school year, with a clear acceleration in the pace of organic growth versus 2020, as the COVID-19 pandemic scenario in Brazil improved significantly. Our 2022 ACV bookings were R$1,560 million, above the guidance range of R$1,475 million to R$1,515 million provided in the 3Q21 earnings release, representing a 46% growth versus 2021 pro forma net revenues of R$1,069 million (2021 cycle net revenues of R$1,057 million plus annualized revenues of businesses acquired in 2021 of R$12 million), or 32% organic growth. We are confident we will be able to recognize revenues in line with ACV bookings in 2022 as partner schools gradually see their operations return to full capacity.

1)	Growth versus pro forma Net Revenues 2021.

2)	Supplemental – content solutions refer to English as a second language, Socioemotional and Maker/STEAM.

3)	Supplemental – others refer to Tech features, B2C and Lifelong learning.

1)	Calculated as % of 2021 ACV delivered.

2)	Value of renewed contracts before accounting any price increases, upselling or organic variations.

3)	Calculated as % of 2021 Renewed ACV.

4)	Pearson assets.

•	Arco’s main priorities for 2022 include:

1)	Use the power of our platform to boost growth;

2)	Integrate to unlock efficiencies and benefits of scale;

3)	Improve cash generation to strengthen our balance sheet and allow for future investments; and

4)	Continue expanding disclosure on ESG initiatives and increase our impact.

•	Arco has today released its 2021 ESG report, in which we are detailing our 2025 Goals, listing our projects to achieve it, and updating the main metrics in our three material pillars:

Impact on Education: We have increased our number of students in 2022 to 2.3 mm from 1.8 mm in 2021; our NPS increased to 84 from 82; and students approved in universities through SISU grew 27%. Our priorities for the year are to measure the evolution in learning in our partner schools and increase the number of students learnings 21st century skills.

Focus on People: We are launching two internal initiatives regarding diversity: a mentoring program among senior female leaders and other women in the path to assume those positions and a Racial Diversity Learning Group to expand our teams’ knowledge on the theme. Our priorities for the year are to reduce the turnover, increase the employees’ NPS and strengthen our diversity programs.

Strong & Sustainable Structure: We have reduced in 72% the number of our suppliers aiming increased efficiency and sustainability in our supply chain, and our paper is 100% FSC certified. Our priorities for the year are to map our paper life cycle and to start measuring our carbon emissions.

For further information, please see our 2021 ESG Report published on our IR website (https://investor.arcoplatform.com/esg/).

Conference Call Information

Arco will discuss its fourth quarter and fiscal year 2021 results today, March 31, 2022, via a conference call at 6 p.m. Eastern Time (7 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. An audio replay of the call will be available through April 6, 2021, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

Information related to COVID-19 pandemic

As of December 31, 2021, there was a total net impact of R$1,798 thousand on the Company's condensed consolidated financial statements related to the COVID-19 pandemic, mainly related to: (i) additional expenses of R$2,071 thousand related to health care in food and emotional health programs provided to the Company’s employees, and (ii) savings on rent concessions, in connection with leased buildings, as a direct consequence of the COVID-19 pandemic, amounting to R$273 thousand.

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

For full disclosure regarding the COVID-19 discussion, please refer to the December 31, 2021, condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units) plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets), plus M&A expenses (which refers to non-recurring expenses related to the acquisitions of the year), plus non-recurring expenses, which are related to legal services (mainly due to International School arbitration) and consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year.

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Foreign exchange effects on cash and cash equivalents; (ii) share of loss of equity-accounted investees and (iii) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value). These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

We calculate Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the year (or period) adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Arco Platform Limited

Consolidated Statements of Financial Position

	December 31,	December 31,
(In thousands of Brazilian reais)	2021	2020
Assets
Current assets
Cash and cash equivalents	211,143	424,410
Financial investments	973,294	712,645
Trade receivables	593,263	415,282
Inventories	158,582	74,076
Recoverable taxes	38,811	19,304
Derivative financial instruments assets	301	-
Related parties	4,571	9,970
Other assets	66,962	24,073
Total current assets	2,046,927	1,679,760

Non-current assets
Deferred income tax	321,223	236,903
Recoverable taxes	22,216	1,121
Financial investments	40,762	10,349
Derivative financial instruments assets	560	-
Related parties	6,819	10,508
Other assets	57,534	22,239
Investments and interests in other entities	126,873	9,654
Property and equipment	73,885	26,087
Right-of-use assets	35,960	30,022
Intangible assets	3,257,360	2,549,637
Total non-current assets	3,943,192	2,896,520

Total assets	5,990,119	4,576,280

	December 31,	December 31,
(In thousands of Brazilian reais)	2021	2020
Liabilities
Current liabilities
Trade payables	103,292	40,925
Labor and social obligations	157,601	85,069
Taxes and contributions payable	7,953	9,676
Income taxes payable	37,775	44,731
Advances from customers	35,291	23,080
Lease liabilities	20,122	12,742
Loans and financing	228,448	107,706
Accounts payable to selling shareholders	799,553	656,014
Other liabilities	3,176	331
Total current liabilities	1,393,211	980,274

Non-current liabilities
Labor and social obligations	661	36,570
Lease liabilities	22,996	22,478
Loans and financing	1,602,879	203,413
Derivative financial instruments liabilities	223,561	-
Provision for legal proceedings	1,398	1,366
Accounts payable to selling shareholders	869,233	1,130,501
Other liabilities	946	794
Total non-current liabilities	2,721,674	1,395,122

Equity
Share capital	11	11
Capital reserve	2,203,857	2,200,645
Treasury shares	(180,775)	-
Share-based compensation reserve	90,813	80,817
Accumulated losses	(238,672)	(80,589)
Total equity	1,875,234	2,200,884

Total liabilities and equity	5,990,119	4,576,280

Arco Platform Limited

Consolidated Statements of Income

	Three months period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais, except earnings per share)	2021	2020	2021	2020

Net revenue	460,834	296,537	1,232,074	1,001,710
Cost of sales	(94,413)	(66,305)	(294,407)	(221,130)
Gross profit	366,421	230,232	973,667	780,580
Operating expenses:
Selling expenses	(142,931)	(97,687)	(496,298)	(372,269)
General and administrative expenses	(82,482)	(71,528)	(328,643)	(270,558)
Other income (expenses), net	13,760	(6,251)	16,673	(2,258)
Operating profit	154,768	54,766	129,399	135,495

Finance income	48,805	9,614	91,212	45,211
Finance costs	(162,847)	(28,110)	(372,086)	(142,013)
Finance result	(114,042)	(18,496)	(280,874)	(96,802)

Share of (loss) profit of equity-accounted investees	(13,856)	8,450	(22,182)	409

Profit (loss) before income taxes	26,870	44,720	(173,657)	39,102
Income taxes - income (expense)
Current	(28,466)	(18,538)	(65,609)	(87,379)
Deferred	(4,219)	(1,979)	81,183	65,057
Total income taxes – income (expense)	32,685	(20,517)	15,574	(22,322)

(Loss) profit for the period	(5,815)	24,203	(158,083)	16,780

Basic earnings per share – in Brazilian reais
Class A	(0.10)	0.42	(3.18)	(0.30)
Class B	(0.10)	0.42	(3.18)	(0.30)
Diluted earnings per share – in Brazilian reais
Class A	(0.10)	0.42	(3.18)	(0.30)
Class B	(0.10)	0.42	(3.18)	(0.30)

Weighted-average shares used to compute net (loss) profit per share:
Basic	56,459	58,218	49,701	55,758
Diluted	56,601	58,379	49,843	55,919

Arco Platform Limited

Consolidated Statements of Cash Flows

	Three months period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2021	2020	2021	2020

Operating activities
Profit (loss) before income taxes	26,870	44,720	(173,657)	39,102
Adjustments to reconcile loss before income taxes
Depreciation and amortization	58,805	37,692	194,885	127,455
Inventory reserves	13,813	4,114	26,778	7,453
Allowance for doubtful accounts	10,124	6,451	26,610	34,684
Loss on sale/disposal of property and equipment and intangible assets disposed	686	2,753	908	4,277
Fair value change in financial instruments	37,291	(124)	37,291	(562)
Changes in accounts payable to selling shareholders	12,667	458	87,820	20,330
Share of profit (loss) of equity-accounted investees	13,856	(8,450)	22,182	(409)
Share-based compensation plan	12,812	21,024	70,127	36,333
Accrued interest on loans and financing	36,635	3,810	57,245	19,862
Interest accretion on acquisition liability	36,785	18,389	121,611	68,379
Income from financial investments	(11,014)	(3,532)	(25,930)	(13,388)
Interest on lease liabilities	1,434	976	4,795	3,036
Provision for legal proceedings	(186)	(7)	(149)	587
Provision for payroll taxes (restricted stock units)	(2,451)	(1,831)	235	(2,997)
Foreign exchange (loss) income	(375)	183	1,772	(188)
Changes in fair value of step acquisitions	-	3,555	-	307
Gain on changes of interest of investment	(14,022)	-	(14,022)	-
Other financial cost/revenue, net	(570)	(466)	(1,276)	(2,315)
	233,160	129,715	437,225	341,946
Changes in assets and liabilities
Trade receivables	(280,451)	(148,908)	(184,472)	(108,087)
Inventories	(43,873)	(10,109)	(62,212)	(18,161)
Recoverable taxes	(36,203)	7,970	(39,199)	3,512
Other assets	(41,571)	(6,768)	(62,802)	(14,087)
Trade payables	23,881	7,677	52,915	3,886
Labor and social obligations	(17,965)	(37,593)	(6,640)	7,239
Taxes and contributions payable	3,881	(8,650)	(2,590)	1,147
Advances from customers	28,239	17,292	11,665	(2,981)
Other liabilities	(7,454)	(533)	(5,724)	(1,420)
Cash (used in) generated from operations	(138,356)	(49,907)	138,166	212,634
Income taxes paid	(1,880)	(4,641)	(72,564)	(95,053)
Interest paid on lease liabilities	(773)	(914)	(3,294)	(2,100)
Interest paid on investment acquisition	(8,446)	(140)	(13,700)	(187)
Interest paid on loans and financing	(6,869)	(3,556)	(20,275)	(13,423)
Payments for contingent consideration	(3,505)	(5,824)	(3,837)	(9,520)
Net cash flows (used in) generated from operating activities	(159,829)	(64,982)	24,496	92,351

Investing activities
Acquisition of property and equipment	(50,536)	(5,159)	(60,078)	(10,822)
Payment of investments and interests in other entities	1,487	-	(125,273)	(32,628)
Acquisition of subsidiaries, net of cash acquired	(764,849)	(182,284)	(795,905)	(204,286)
Payment of accounts payable to selling shareholders	(1)	-	(101,286)	-
Acquisition of intangible assets	(46,585)	(33,758)	(151,318)	(98,827)
(Purchase) maturity of financial investments	(631,441)	192,028	(265,132)	(130,113)
Loans to related parties	5,000	(5,000)	5,000	5,000
Net cash flows generated from (used in) investing activities	1,486,925	(34,173)	(1,493,992)	(479,676)

Financing activities
Capital increase proceeds from public offering	-	-	-	591,898
Share issuance costs	-	1,240	-	(16,291)
Purchase of treasury shares	(65,945)	-	(200,751)	-
Payment of lease liabilities	(5,130)	(2,782)	(15,729)	(8,510)
Payment to owners to acquire entity’s shares	(174,499)	(779)	(193,954)	(1,733)
Financial derivatives	185,409	-	185,409	-
Loans and financing	593,842	2,301	1,490,065	200,912
Loans and financing transaction costs	(13,032)	(3,076)	(21,582)	(3,629)
Net cash flows from (used in) financing activities	520,645	(3,096)	1,243,458	762,647

Foreign exchange effects on cash and cash equivalents	14,918	(183)	12,771	188
(Decrease) increase in cash and cash equivalents	(1,111,191)	(102,434)	(213,267)	375,510

Cash and cash equivalents at the beginning of the period	1,322,334	526,844	424,410	48,900
Cash and cash equivalents at the end of the period	211,143	424,410	211,143	424,410
(Decrease) increase in cash and cash equivalents	(1,111,191)	(102,434)	(213,267)	375,510

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Adjusted EBITDA Reconciliation
(Loss) profit for the period	(5,815)	24,203	(158,083)	16,780
(+/-) Income taxes	32,685	20,517	(15,574)	22,322
(+/-) Finance result	114,042	18,496	280,874	96,802
(+) Depreciation and amortization	58,805	37,692	194,885	127,455
(+) Share of profit (loss) of equity-accounted investees	13,856	(8,450)	22,182	(409)
EBITDA	213,573	92,458	324,284	262,950
(+) Share-based compensation plan and restricted stock units	12,812	21,025	70,127	36,463
(+) Provision for payroll taxes (restricted stock units)	10,937	(2,459)	17,663	33,383
(+) M&A expenses	(13,005)	9,994	16,050	29,952
(+) Non-recurring expenses	(339)	805	609	3,287
(+) Effects related to Covid-19 pandemic	425	4,075	2,121	14,990
Adjusted EBITDA	224,403	125,898	430,854	381,025

Net Revenue	460,834	296,537	1,232,074	1,001,710
EBITDA Margin	46.3%	31.2%	26.3%	26.3%
Adjusted EBITDA Margin	48.7%	42.5%	35.0%	38.0%

	Three months period ended December 31,			Twelve months period ended December 31,
(In thousands of Brazilian reais)	2021	2020 pro forma²	2020 reported	2021	2020 pro forma²	2020 reported
Adjusted Net Income (Loss) Reconciliation
Loss for the period	(5,815)	24,203	24,203	(158,083)	16,780	16,780
(+) Share-based compensation plan and restricted stock units (RSU)	12,812	21,025	18,566	70,127	36,463	69,846
(+) Provision for payroll taxes (RSU)	10,937	(2,459)	-	17,663	33,383	-
(+) Amortization of intangible assets from business combinations	27,844	21,349	21,349	103,194	76,067	76,067
(+/-) Changes in fair value of derivative instruments	(861)	(124)	(124)	(861)	(562)	(562)
(+/-) Changes in fair value of derivative instruments (convertible notes)	40,086	-	-	40,086	-	-
(+/-) Changes in accounts payable to selling shareholders	12,667	458	458	87,820	20,330	20,330
(+/-) Tax effects	(13,412)	(21,706)	(21,706)	(117,205)	(76,898)	(76,898)
(+) Interest on acquisition of investments, net (adjusted by fair value)[1]	17,406	13,380	18,049	71,385	41,626	67,058
(+) M&A expenses	(13,005)	9,994	8,063	16,050	29,952	13,751
(+) Non-recurring expenses	(339)	805	2,736	609	3,287	19,488
(+) Effects related to Covid-19 pandemic	425	4,075	4,075	2,121	14,990	14,990
(+) Share of loss (profit) of equity-accounted investees	-	-	(8,450)	-	-	(409)
(+/-) Foreign exchange on cash and cash equivalents	-	-	183	-	-	(188)
Adjusted Net Income (Loss)	88,745	71,000	67,402	132,906	195,418	220,253
Net Revenue	460,834	296,537	296,537	1,232,074	1,001,710	1,001,710
Adjusted Net Income (Loss) Margin	19.3%	23.9%	22.7%	10.8%	19.5%	22.0%

1)	Refer to interest expense on liabilities related to business combinations and investments in associates that are adjusted by the fair value of the acquired business.

2)	Adjusted Net Income excluding the following adjustments: (i) Interest on acquisition of investments linked to a fixed rate; (ii) Foreign exchange on cash and cash equivalents; and (iii) Share of loss of equity-accounted investees. For comparison purposes only.

	Three months period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Free Cash Flow Reconciliation
Cash generated from operations	(138,356)	(49,907)	138,166	212,634
(-) Income tax paid	(1,880)	(4,641)	(72,564)	(95,053)
(-) Interest paid on lease liabilities	(773)	(914)	(3,294)	(2,100)
(-) Interest paid on investment acquisition	(8,446)	(140)	(13,700)	(187)
(-) Interest paid on loans and financing	(6,869)	(3,556)	(20,275)	(13,423)
(-) Payments for contingent consideration	(3,505)	(5,824)	(3,837)	(9,520)
Cash Flow from Operating Activities	(158,829)	(64,982)	24,496	92,351
(-) Acquisition of property and equipment	(50,536)	(5,159)	(60,078)	(10,822)
(-) Acquisition of intangible assets	(46,585)	(33,758)	(151,318)	(96,827)
Free Cash Flow	(256,950)	(103,899)	(186,900)	(15,298)

	Three months period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Taxable Income Reconciliation
Loss before income taxes	26,870	44,720	(173,657)	39,102
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	(5,469)	(4,307)	48,496	17,572
(+) Amortization of intangible assets from business combinations before incorporation¹	12,147	(701)	22,632	33,504
(+/-) Changes in accounts payable to selling shareholders¹	36,125	12,604	167,709	66,784
(+/-) Share of loss of equity-accounted investees	13,856	(8,450)	22,182	(409)
(+) Net income from Arco Platform (Cayman)	36,637	4,804	53,408	16,922
(+) Fiscal loss without deferred	4,270	680	13,205	4,923
(+/-) Provisions booked in the period	37,846	(1,631)	47,627	39,394
(+) Tax loss carryforward	(43,473)	30,184	125,566	113,856
(+) Others	24,149	4,639	42,017	11,065
Taxable income	142,958	82,542	369,185	342,713

Current income tax under actual profit method	(48,606)	(28,066)	(125,523)	(116,523)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
(+) Effect of presumed profit benefit	-	4,877	3,266	9,552
Effective current income tax	(48,606)	(23,189)	(122,257)	(106,971)
% Effective tax rate	34.0%	28.1%	33.1%	31.2%
(+) Recognition of tax-deductible amortization of goodwill and added value²	11,361	10,721	44,163	20,000
(+/-) Other additions (exclusions)	8,779	(6,070)	12,485	(408)
Effective current income tax accounted for goodwill benefit	(28,466)	(18,538)	(65,609)	(87,379)
% Effective tax rate accounting for goodwill benefit	19.9%	22.5%	17.8%	25.5%

1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss.

2)	Added value refers to the fair value of intangible assets from business combinations.